UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month December 2018

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .               .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated December 18, 2018	3

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Grifols,S.A. Avingucla de Ia Generalilat 152-158 08174 Sant Cugat del Valles Barcelona - ESPANA Tel.l34] 935 710 500 Fax 134] 935 710 267 www.grifols.com GRIFOLS RELEVANT EVENT Pursuant to the provisions of ruticle 228 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of23 October, Grifols, S.A. (the "Company") hereby informs that: The Company's Board of Directors, at its meeting held on 14 December 2018, following the proposal made by the Appointments and Remunerations Committee, has approved the change of category of Mr. Ramon Riera Roca from "executive director" to "other external director" given that Mr. Ramon Riera has ceased to hold executive functions in the Company and its Group due to his retirement. In Barcelona, on 18 December 2018. Ms. Nuria Martin Barnes Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: December 18, 2018

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